Exhibit 99.3
Consolidated Financial Statements
ALGOMA STEEL GROUP INC.
As at March 31, 2024 and 2023
and for the years ended
March 31, 2024 and 2023

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Algoma Steel Group Inc. (“the Company”), including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Regulation 240.13a-15(f) or 240.15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2024.
The Company’s internal control over financial reporting as of March 31, 2024 has been audited by Deloitte LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements as of and for the year ended March 31, 2024. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, as stated in their attestation report which precedes our audited consolidated financial statements for the year ended March 31, 20
24.

/s/ Michael Garcia	/s/ Rajat Marwah

Michael Garcia	Rajat Marwah
Chief Executive Officer	Chief Financial Officer
June 20, 2024
Sault Ste. Marie, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Algoma Steel Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Algoma Steel Group Inc. and subsidiaries (the “Company”) as at March 31, 2024, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended March 31, 2024, of the Company and our report dated June 20, 2024 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Algoma Steel Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Algoma Steel Group Inc. and subsidiaries (the “Company”) as at March 31, 2024 and 2023, the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at March 31, 2024, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Refer to Notes 3 and 6 of the financial statements.
Critical Audit Matter Description
The Company’s revenue is generated primarily from contracts to produce, ship, and deliver steel products and to a lesser extent, to deliver non-steel
by-products
of the steelmaking processes and related freight revenue. The Company’s performance obligations in respect of its steel contracts are satisfied upon loading the products onto the truck, railcar or vessel that will deliver the products to the customer, at which time the products are deemed to be transferred and the customer obtains title to, and control of, such products.
Revenue is a critical audit matter due to the significant audit effort required in performing audit procedures related to the company’s revenue recognition and the significance of the account balance.
How the Critical Audit Matter was Addressed in the Audit
Our audit procedures related to revenue recognition included the following, among others:

●	Evaluated the design and operating effectiveness of the Company’s controls over revenue recognition;

●	On a sample basis, evaluated the recognition of revenue, by obtaining and inspecting invoices, bill of ladings/ shipping documents and cash receipts;

●	On a sample basis, evaluated the recognition of revenue recorded for new customers in the year by obtaining evidence for the validity of the third party customer;

●	On a sample basis, evaluated whether there was an appropriate rationale and evidence for the validity of manual journal entries to revenue.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 20, 2024
We have served as the Company’s auditor since fiscal 2011.

Algoma Steel Group Inc.
Consolidated Statements of Net Income

Year ended,	March 31, 2024	March 31, 2023

expressed in millions of Canadian dollars, except for per share amounts

Revenue (Note 6)	$2,795.8	$2,778.5

Operating expenses

Cost of sales (Note 7)	$2,513.5	$2,388.7

Administrative and selling expenses (Note 8)	115.0	99.3

Income from operations	$167.3	$290.5

Other (income) and expenses

Finance income	$(10.0)	$(13.3)

Finance costs (Note 9)	25.6	17.9

Interest on pension and other post-employment benefit obligations (Note 10)	19.3	17.2

Foreign exchange gain	(1.7)	(41.1)

Change in fair value of warrant liability (Note 30)	(12.1)	(47.7)

Change in fair value of earnout liability (Note 31)	0.1	(5.9)

Change in fair value of share-based compensation liability (Note 32)	1.2	(12.7)

	$22.4	$(85.6)

Income before income taxes	$144.9	$376.1

Income tax expense (Note 24)	39.7	77.6

Net income	$105.2	$298.5

Net income per common share

Basic (Note 27)	$0.97	$2.43

Diluted (Note 27)	$0.70	$1.71

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statements of Comprehensive Income

Year ended,	March 31, 2024	March 31, 2023

expressed in millions of Canadian dollars

Net income	$105.2	$298.5

Other comprehensive (loss) income, net of income tax, that are or may be reclassified subsequently to profit or loss

(Loss) income on cash flow hedges reclassified to net income (Note 19)	$-	$(9.3)

Income arising on changes in fair value of cash flow hedges, net of tax expense nil and $7.8 million , respectively (Note 19)	$-	$34.0

Other comprehensive income (loss), net of income tax, that will not be reclassified subsequently to profit or loss

Foreign exchange gain on translation to presentation currency	$3.1	$123.1

Remeasurement of pension and other post-employment benefit obligations, net of tax nil for March 31, 2024 and 2023 (Notes 20, 21)	$(49.6)	$13.8

	$(46.5)	$161.6

Total comprehensive income	$58.7	$460.1

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statements of Financial Position

As at,	March 31, 2024	March 31, 2023

expressed in millions of Canadian dollars

Assets

Current

Cash (Note 11)	$97.9	$247.4

Restricted cash (Note 11)	3.9	3.9

Taxes receivable	20.0	-

Accounts receivable, net (Note 12)	246.7	291.2

Inventories (Note 13)	807.8	722.7

Prepaid expenses and deposits	80.5	94.4

Other assets	5.7	6.7

Total current assets	$1,262.5	$1,366.3

Non-current

Property, plant and equipment, net (Note 14)	$1,405.2	$1,081.3

Intangible assets, net	0.7	0.9

Other assets	7.6	7.1

Total non-current assets	$1,413.5	$1,089.3

Total assets	$2,676.0	$2,455.6

Liabilities and Shareholders’ Equity

Current

Bank indebtedness (Note 15)	$0.3	$1.9

Accounts payable and accrued liabilities (Note 16)	286.8	204.6

Taxes payable and accrued taxes (Note 17)	30.1	14.4

Current portion of other long-term liabilities	1.4	0.4

Current portion of governmental loans (Note 18)	16.2	10.0

Current portion of environmental liabilities (Note 23)	3.1	4.5

Warrant liability (Note 30)	44.9	57.3

Earnout liability (Note 31)	13.8	16.8

Share-based payment compensation liability (Note 32)	31.9	33.5

Total current liabilities	$428.5	$343.4

Non-current

Long-term governmental loans (Note 18)	$127.4	$110.4

Accrued pension liability (Note 20)	238.0	184.0

Accrued other post-employment benefit obligation (Note 21)	229.5	222.9

Other long-term liabilities (Note 22)	17.0	3.7

Environmental liabilities (Note 23)	35.2	32.3

Deferred income tax liabilities (Note 24)	98.0	96.7

Total non-current liabilities	$745.1	$650.0

Total liabilities	$1,173.6	$993.4

Shareholders’ equity

Capital stock (Note 26)	$963.9	$958.4

Accumulated other comprehensive income	267.1	313.6

Retained earnings	288.4	211.6

Contributed deficit	(17.0)	(21.4)

Total shareholders’ equity	$1,502.4	$1,462.2

Total liabilities and shareholders’ equity	$2,676.0	$2,455.6

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statement of Changes in Shareholders’ Equity

expressed in millions of Canadian dollars	Capital stock	Contributed deficit	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain (loss) on pension and other post- employment benefit obligation	Cash flow hedge reserve - unrealized gain (loss) (Note 19)	Accumulated other compre- hensive income	Retained earnings	Total Shareholders’ equity

Balance at March 31, 2023	$958.4	$(21.4)	$106.7	$206.9	$-	$313.6	$211.6	$1,462.2

Net income	-	-	-	-	-	-	105.2	105.2

Other comprehensive income (loss)	-	-	3.1	(49.6)	-	(46.5)	-	(46.5)

Issuance of performance and restricted share units (Note 34)	-	3.0	-	-	-	-	-	3.0

Issuance of deferred share units (Note 34)	-	2.2	-	-	-	-	-	2.2

Issuance of capital stock (Notes 26)	5.5	(0.8)	-	-	-	-	-	4.7

Dividend equivalent on earnout rights (Note 31)	-	-	-	-	-	-	(0.5)	(0.5)

Dividends paid (Note 35)	-	-	-	-	-	-	(27.9)	(27.9)

Balance at March 31, 2024	$963.9	$(17.0)	$109.8	$157.3	$-	$267.1	$288.4	$1,502.4

Balance at March 31, 2022	1,378.0	(25.2)	(16.4)	193.1	(24.7)	152.0	77.8	1,582.6

Net income	-	-	-	-	-	-	298.5	298.5

Other comprehensive income	-	-	123.1	13.8	24.7	161.6	-	161.6

Common shares repurchased and cancelled (Note 26)	(419.6)	-	-	-	-	-	(133.5)	(553.1)

Issuance of performance and restricted share units (Note 34)	-	2.2	-	-	-	-	-	2.2

Issuance of deferred shared units (Note 34)	-	1.7	-	-	-	-	-	1.7

Dividend equivalent on earnout rights (Note 31)	-	-	-	-	-	-	(0.5)	(0.5)

Dividends paid (Note 35)	-	-	-	-	-	-	(30.7)	(30.7)

Balance at March 31, 2023	$958.4	$(21.4)	$106.7	$206.9	$-	$313.6	$211.6	$1,462.2

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.
Consolidated Statements of Cash Flows

Year ended,	March 31, 2024	March 31, 2023

expressed in millions of Canadian dollars

Operating activities

Net income	$105.2	$298.5

Items not affecting cash:

Depreciation of property, plant and equipment and intangible assets	115.0	95.3

Deferred income tax expense (recovery) (Note 24)	1.2	(12.0)

(Pension funding in excess of expense) pension expense in excess of funding	(0.8)	49.6

Post-employment benefit funding in excess of expense	(7.5)	(4.0)

Unrealized foreign exchange gain on:

accrued pension liability	(0.9)	(14.2)

post-employment benefit obligations	(0.7)	(17.7)

Finance costs (Note 9)	25.2	17.9

Loss on disposal of property, plant and equipment	0.5	0.1

Interest on pension and other post-employment benefit obligations	19.3	17.2

Interest on finance lease (Note 9)	0.4	0.1

Accretion of governmental loans and environmental liabilities	19.2	13.0

Unrealized foreign exchange gain on government loan facilities	(0.7)	(7.6)

Decrease in fair value of warrant liability (Note 30)	(12.1)	(47.7)

Increase (decrease) in fair value of earnout liability (Note 31)	0.1	(5.9)

Increase (decrease) in fair value of share-based payment compensation liability (Note 32)	1.2	(12.7)

Other	4.7	(7.6)

	$269.3	$362.3

Net change in non-cash operating working capital (Note 28)	33.1	(178.7)

Share-based payment compensation and earnout units settled (Note 31, 32)	(2.5)	(4.6)

Environmental liabilities paid (Note 23)	(5.0)	(1.7)

Cash generated by operating activities	$294.9	$177.3

Investing activities

Acquisition of property, plant and equipment (Note 14)	$(490.1)	$(371.1)

Cash used in investing activities	$(490.1)	$(371.1)

Financing activities

Bank indebtedness (repaid) advanced, net (Note 15)	$(1.7)	$1.8

Transaction costs on bank indebtedness (Note 15)	(1.7)	-

Governmental loans received (Note 18)	74.8	63.3

Repayment of governmental loans (Note 18)	(10.0)	(10.0)

Interest paid	(0.3)	(0.2)

Dividends paid (Note 35)	(27.9)	(30.7)

Common shares repurchased and cancelled (Note 26)	-	(553.2)

Other	11.2	(3.0)

Cash generated by (used in) financing activities	$44.4	$(532.0)

Effect of exchange rate changes on cash	$1.3	$57.9

Cash

Decrease in cash	(149.5)	(667.9)

Opening balance	247.4	915.3

Ending balance (Note 11)	$97.9	$247.4

See accompanying notes to the consolidated financial statements

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION
Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement (the “Merger”), by and among the Company, a wholly-owned subsidiary of the Company and Legato Merger Corp. (“Legato”). On October 19, 2021, the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.
Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.
The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.
The consolidated financial statements of the Company for the years ended March 31, 2024 and March 31, 2023 are comprised of the Company and its wholly-owned subsidiaries as follows:

●	Algoma Steel Holdings Inc.

●	Algoma Steel Intermediate Holdings Inc.

●	Algoma Steel Inc.

●	Algoma Steel Inc. USA

●	Algoma Docks GP Inc.

●	Algoma Docks Limited Partnership
Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on June 19, 2024.
Functional and presentation currency
The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

For reporting purposes, the consolidated financial statements are presented in millions of Canadian dollars (“$C”). The assets
and
liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.
Equity transactions, as disclosed in Note 26, are translated at the historical exchange rates. The resulting net translation adjustment has been recorded in other comprehensive income for the year.

3.	MATERIAL ACCOUNTING POLICIES
Foreign exchange transactions
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date.
Non-monetary
items that are measured in terms of historical cost are not
re-translated.
Exchange gains or losses arising from translations of foreign currency monetary assets, liabilities and transactions are recorded in foreign exchange loss (gain) in the consolidated statements of net income.
Financial Instruments
The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, financing arrangement, warrant liability, earnout liability, share-based payment compensation liability and governmental loans.
Recognition
Financial assets and financial liabilities are recognised in the consolidated statements of financial position when the Company becomes party to the contractual provisions of the instrument, and they are initially measured at fair value. Financial assets are derecognized when the contractual rights to the cash flows expire or when the Company transfers substantially all the risks and rewards of ownership of the financial assets to another party. Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.
A
write-off
of a financial asset (or a portion thereof) constitutes a derecognition event.
Write-off
occurs when the Company has no reasonable expectations of recovering the contractual cash flows associated with a financial asset.
Classification and measurement
The classification of financial instruments is determined at the time of initial recognition, within the following categories:

●	Amortized cost
●	Fair value through profit (loss) (FVTP(L))
●	Fair value through other comprehensive income (loss) (FVTOCI(L))

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

Financial assets are classified and subsequently measured based on the business model in which they are managed
and
their cash flow characteristics. Financial assets are measured at amortized cost if they meet both of the following conditions and are not designated as FVTP(L):

●	The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows; and
●	The contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit and loss or through other comprehensive income (loss), if the designation is made as an irrevocable election upon initial recognition.
Financial liabilities are classified as subsequently measured at amortized cost or FVTP(L). A financial liability is classified as FVTP(L) if it is contingent consideration of an acquirer in a business combination, held-for-trading,
or designated as FVTP(L) upon initial recognition, and is remeasured at its fair value at each subsequent reporting period, with any changes recorded through profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.
Impairment of financial assets carried at amortized cost
The Company utilizes an ‘expected credit loss’ (“ECL”) model, as required by IFRS 9 –
Financial Instruments
. Accounts receivable are subject to lifetime ECL which is measured as the difference in the present value of the contractual cash flows that are due under the contract, and the cash flows that are expected to be received.
The Company reviews its accounts receivable at each reporting date and considers both current and forward-looking macro-economic factors that may affect historical default rates when estimating ECL.
Accounts receivable, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or decreased by adjusting the carrying value of the loan or receivable. If a past write-off
is later recovered, the recovery is recognized in the consolidated statements of net income.
Fair value of financial instruments
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management’s estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate
and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the years ended March 31, 2024 and March 31, 2023. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.
Accounts receivable
Accounts receivable are recognized initially at transaction price and are non-interest
bearing. Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any. Recoveries of accounts receivables previously provided for in the allowance for doubtful accounts are deducted from administrative and selling expenses in the consolidated statements of net income.
Inventories
Raw materials, work in process and finished products inventories are measured at the lower of average cost and net realizable value. Average cost for finished goods and work in process is comprised of direct costs and an allocation of production overheads, including depreciation expense. Supplies inventories are measured at the lower of average cost and net realizable value.
Property, plant and equipment, net
Items of property, plant and equipment are recorded at cost less accumulated depreciation and impairment. The cost of an item of property or equipment comprises costs that can be directly attributed to its acquisition and to bringing the asset to a working condition for its intended use, including borrowing costs that meet the criteria for capitalization and initial estimates of the cost of dismantling and removing the item and restoring the site on which it is located. The cost of self-constructed and self-installed assets includes the cost of direct labour in addition to the costs listed above.
Depreciation is calculated by the straight-line method based on estimated useful lives as follows:

Category of Property, Plant and Equipment	Range of Estimated Useful Life

Buildings	5 to 30 years

Machinery and equipment	5 to 40 years

Vehicles	6 to 12 years

Computer hardware	3 to 5 years

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

The Company also separately recognizes the cost of replacement parts and major overhaul or inspection costs if the cost of the item can be reliably measured or estimated and it is probable that the future economic benefits will be realized by the Company. When such items are replaced the carrying amount of the replaced component is derecognized. The costs of maintenance and repairs of property, plant and equipment are recognized in profit or loss as incurred.
Componentization
When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items and depreciated over the respective useful lives.
Useful life, depreciation method, residual value
Estimates of the useful lives of items of property, plant and equipment are based on management’s judgement as to the physical and economic useful lives of assets and as such are subject to change in future periods. Depreciation methods, useful lives and residual values are reviewed at each reporting date with the effect of any changes in estimate being accounted for on a prospective basis.
Derecognition of property plant and equipment
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Impairment of tangible and intangible assets
Property, plant and equipment and intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the Cash Generated Unit (“CGU”) to which the asset belongs. The CGU corresponds to the smallest identifiable group of assets whose continuing use generates cash inflows that are largely independent of the cash flows from other groups of assets.
An impairment loss is recognized when the carrying amount of an asset, or of the CGU to which it belongs, exceeds the recoverable amount. In determining value in use, the Company estimates cash flows before taxes based on most recent actual results and forecasts and then determines the current value of future estimated cash flows.
During the year ended March 31, 2024, there were no indicators of impairment in regards to the Company’s CGU however during the year ended March 31, 2023, there were indicators of impairment. The carrying value of the net assets of the Company exceeded its market capitalization on March 31, 2023 and impacts of the economic conditions pertaining to the steel manufacturing industry were two indicators identified. Management, in consultation with external specialists, conducted an impairment test and concluded that there was no impairment. The impairment test showed that the recoverable amount exceeded the carrying value of the net assets of the Company.
Impairment losses are recognized in the consolidated statements of net income. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior periods.
Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease
. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company, as a lessee, recognizes a
right-of-use
asset and lease liability at commencement of the lease at the present value of the future lease payments using the interest rate implicit in the lease (if readily determinable) or the Company’s incremental rate of borrowing. Subsequent to initial measurement, the asset is depreciated using the straight-line method from the commencement date to the earlier of the end of its useful file or the end of the lease term. The lease liability is measured at amortized cost using the effective interest rate method. Lease related finance charges are recorded in finance costs in the consolidated statement of net income.
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases defined as leases with a lease term of 12 months or less and low-value
assets. These types of leases are recorded in the consolidated statement of net income as incurred.
Retirement benefit costs
The Company provides pensions and certain health care, dental care, life insurance and other benefits for certain retired employees pursuant to Company policy. For defined benefit pension plans and other post-employment benefits, the defined benefit cost is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. Remeasurement comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of financial position with a charge to other comprehensive income in the period in which they occur. The Company has elected to

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

transfer those amounts recognized in other comprehensive income (loss) to a separate reserve within equity.
Net-interest
is calculated by applying the discount rate to the net defined benefit liability. Defined benefit and other post-employment benefit costs are split into three categories:

●	service cost, past-service cost, gains and losses on curtailments and settlements;
●	net interest expense; and
●	remeasurement.
The Company recognizes the first two components of defined benefit costs in profit or loss in its consolidated statements of net income: service cost, past service cost, gains and losses on curtailments and settlements in Cost of sales and Administrative and selling expenses; and net interest expense in Interest on pension and other post-employment benefit obligations. The determination of a benefit expense requires assumptions such as the discount rate, the expected mortality, the expected rate of future compensation increases and the expected healthcare cost trend rate. Actual results will differ from estimated results which are based on these assumptions.
The asset or liability recognized in the consolidated statements of financial position represents the actual plan situation in the Company’s defined benefit and other post-employment benefit plans. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the plan assets, the remeasurement components, are recognized immediately in other comprehensive income (loss). Any defined benefit asset resulting from this calculation is limited to the present value of any economic benefit in the form of refunds from the plan or reduction in future contributions to the plan.
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized the earlier of the date when the Company recognizes related restructuring costs and the date when the Company can no longer withdraw the offer of the benefits related to the voluntary retirement.
Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
Environmental liabilities
An environmental liability is recognized if, as a result of an agreement, the Company has a present legal obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as an environmental liability is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainty of cash flows. Where the effect of discounting is

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

material, environmental liabilities are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
Revenue recognition
The Company’s revenue is generated primarily from contracts to produce, ship and deliver steel products, and to a lesser extent, to deliver non-steel
by-products
of the steelmaking processes and related freight revenue.
Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other incentives. Revenue from the sale of goods is recognized to the extent that it is probable that the economic benefits will flow to the Company, can be reliably measured, and at a point-in-time
when the performance obligation is satisfied by transferring the promised good to a customer. A good is considered transferred when the customer obtains control, which is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of an asset. The Company’s performance obligations in respect of its steel contracts are satisfied upon loading the products onto the truck, railcar or vessel that will deliver the products to the customer (known as free on board or “FOB” shipping), at which time the products are deemed to be transferred and the customer obtains title to, and control of, such products. Upon the fulfillment of these criteria, revenue and costs associated with such are included in the consolidated statements of net income.
Freight and other transportation costs billed to customers are recorded gross within revenue and cost of goods sold.
Non-steel
revenue primarily pertains to the sale of various
by-products
such as kish, ore fines, mill scale, scrap rolls and high sulfur iron. The Company’s performance obligations in respect of its sales of by-products
are satisfied upon loading of the applicable
by-products
on an FOB shipping basis, at which time such
by-products
are deemed to be transferred and the customer obtains title to, and control of, such by-products.
The Company has pricing latitude in revenue arrangements and is also exposed to inventory and credit risks. The Company offers industry standard payment terms that typically requires payment from customers 30 days after title and control transfers.
Government funding
The benefit of Government funding is not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it and that the funding will be received. Benefits related to Government funding in the form of low interest rate loans, interest free loans and grants for items of capital are presented in the consolidated statements of financial position as an offset to the carrying value of the property, plant and equipment to which the benefits relate. In the case of low interest rate loans and interest free loans, the benefit is calculated as the difference between the fair value amount of the low interest rate loan or the interest free loan and the proceeds received. Claims under government grant programs related to income are recorded within the consolidated statements of net income as a reduction of the related item the grant is intended to offset, in the period in which the eligible expenses were incurred or when the services have been performed.
Research
Research costs are expensed as incurred, due to the nature of the projects. Where government incentives in the form of investment tax credits and grants are received for research projects initiated

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

by the Company for its own purposes, these incentives are deducted from the applicable category of expenditures.
Finance cost
Finance cost is comprised of interest expense on borrowings, amortization of issuance costs, and accretion of environmental liabilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.
Actuarially determined interest costs related to the defined benefit pension obligation and the other post-employment benefit obligation are recorded respectively as components of the carrying amount of the accrued pension liability and the accrued other post-employment benefit obligation.
Taxation
Current and deferred income tax are recognized in net income, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred income tax are also recognized in other comprehensive income (loss) or directly in equity, respectively.
Current tax
The current tax expense is based on taxable income for the year. Taxable income differs from net income before taxes as reported in the consolidated statements of net income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax
Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilised.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax assets and liabilities reflects the tax consequences, based on management’s expectation at the end of the reporting period, that would follow from the recovery or settlement of the carrying amount of its assets and liabilities.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

Share-based payment
The Company provides certain employees with long-term incentive awards. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value includes the effect of market based vesting conditions but excludes the effect of performance conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 34.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the expected vesting period, which is determined based on the Company’s expected timing on meeting the performance condition. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.
Comprehensive Income (Loss)
Other comprehensive income (loss) (“OCI”) includes foreign exchange gain on translation to the Company’s presentation currency from the US Dollar functional currency. OCI includes actuarially determined gains and losses on post employment benefits offered to certain employees and the effect of any limits applied to the defined benefit asset. OCI also includes unrealized loss on cash flow hedge reserve. Comprehensive income is composed of net income and OCI.
Accumulated OCI is a separate component of Shareholders’ Equity which includes the accumulated balances of all components of OCI which are recognized in comprehensive income but excluded from net income.
New IFRS Standards, Amendments and Interpretations adopted as of April 1, 2023 (effective January 1, 2023)
The Company adopted the following amendments which did not have a material impact on the consolidated financial statements:
Amended Disclosure for Accounting Policies
IAS 1 “Presentation of Financial Statements” was amended with the intention to help companies provide useful accounting policy disclosures. The key amendments include the requirement to disclose material accounting policy information rather than significant accounting policies, clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.
Amended Scope of Recognition
IAS 12 “Income Taxes” was amended to narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to
equal taxable and deductible temporary differences.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	MATERIAL ACCOUNTING POLICIES (continued)

Definition of Accounting Estimates
IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”
was
amended to introduce the definition of an accounting estimate and includes other amendments to assist entities to distinguish changes in accounting estimates from changes in accounting policies.
Standards and Interpretations issued and not yet adopted
Classification of Liabilities as Current or
Non-current
In January 2020, the IASB issued an amendment to IAS 1
Presentation of Financial Statements
to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current
is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued
Non-Current
Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The application of these amendments are not expected to have a significant impact on the consolidated statements of financial position or on the Company’s financial reporting.

4.	CRITICAL ESTIMATES AND JUDGEMENTS
The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. However, judgement and estimates are often interrelated.
In the determination of CGU, the Company assessed its identifiable group of assets that generates cash inflows and concluded the Company has a single cash generating unit. Judgements, estimates and assumptions are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.
Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
The following discussion sets forth management’s most critical estimates and assumptions in determining the value of assets, liabilities, revenue and expenses:

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	CRITICAL ESTIMATES AND JUDGEMENTS (continued)

Allowance for doubtful accounts
Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.
Useful lives of property, plant and equipment and Intangible assets
The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different.
Impairment of property, plant and equipment and Intangible assets
Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the CGU to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.
Defined Benefit Retirement Plans
The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.
Taxation
The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.
Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	CAPITAL MANAGEMENT
The Company’s objectives when managing capital are:

(a)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
(b)	to meet external capital requirements on debt and credit facilities;
(c)	to ensure adequate capital to support long-term growth strategy; and
(d)	to provide an adequate return to shareholders.
The Company continuously monitors and reviews the capital structure to ensure the objectives are met.
Management defines capital as the combination of its indebtedness, as disclosed in Note 15, its governmental loans, as disclosed in Note 18 and the equity balance, as disclosed in Note 26. The Company manages the capital structure within the context of the business strategy, general economic conditions, market conditions in the steel industry and the risk characteristics of assets.
The Company is in compliance with the covenants under its existing debt agreements at March 31, 2024 and March 31, 2023, as disclosed in Note 15.

6.	REVENUE
The Company is viewed as a single reportable segment involving steel production for
purposes of internal performance measurement and resource allocation.

Year ended,	March 31, 2024	March 31, 2023

Total revenue is comprised of:

Sheet & Strip	$2,035.8	$2,161.3

Plate	506.2	387.4

Slab	3.3	1.4

Freight	198.3	182.4

Non-steel revenue	52.2	46.0

	$2,795.8	$2,778.5

The geographical distribution of total revenue is as follows:

Sales to customers in Canada	$1,052.1	$1,030.5

Sales to customers in the United States	1,704.0	1,708.1

Sales to customers in the rest of the world	39.7	39.9

	$2,795.8	$2,778.5

For the year ended March 31, 2024, sales of $
361.5
 million to
one
customer rep
resented greater than
10
% of total revenue

(
March 31, 2023

-
 $
332.2
 million
)
.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

7.	COST OF SALES

Year ended,	March 31, 2024	March 31, 2023

Total cost of sales is comprised of:

Cost of steel revenue	$2,263.0	$2,160.2

Cost of freight revenue	198.3	182.4

Cost of non-steel revenue	52.2	46.1

	$2,513.5	$2,388.7

Inventories recognized as cost of sales:	$2,315.2	$2,206.4

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$13.5	$23.0

Depreciation included in cost of steel revenue for the year ended March 31, 2024 was $114.7 million (March 31, 2023 - $95.0 million). Wages and benefits included in cost of steel revenue for the year ended March 31, 2024 was $365.3 million (March 31, 2023 - $375.6 million). Past service costs of $47.9 million, as described below, are included in cost of steel revenue for the year ended March 31, 2023.
Federal Greenhouse Gas Pollution Pricing Act
During the year ended March 31, 2024, total Carbon Tax recognized in
cost of sales as an expense was $24.6 million

(
March 31, 2023

-
$7.2 million
)
.
Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022
and
September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $44.5 million and $3.4 million, respectively, of which $47.9 million was recorded in cost of steel revenue for the year ended March 31, 2023.

8.	ADMINISTRATIVE AND SELLING EXPENSES

Year ended,	March 31, 2024	March 31, 2023

Administrative and selling expense is comprised of:

Personnel expenses	$43.3	$39.3

Share-based compensation expense (Note 34)	5.2	3.9

Professional, consulting, legal and other fees	18.8	20.7

Insurance	25.6	21.8

Software licenses	5.9	5.2

Amortization of intangible assets and non-producing assets	0.3	0.3

Other administrative and selling	15.9	8.1

	$115.0	$99.3

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

8.	ADMINISTRATIVE AND SELLING EXPENSES (continued)

Past service
cost
recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $5.0 million and $0.4 million, respectively, of which $5.4 million was recorded in administrative and selling expenses for the year ended March 31, 2023.

9.	FINANCE COSTS

Year ended,	March 31, 2024	March 31, 2023

Finance costs are comprised of:

Interest on the Revolving Credit Facility (Note 15)	$-	$0.2

Interest on financing arrangement (Note 22)	0.2	-

Revaluation of discount rate for environmental liabilities	3.8	-

Other interest expense	2.3	0.8

Revolving Credit Facility fees	2.9	2.5

Unwinding of issuance costs of debt facilities (Note 15) and accretion of governmental loan benefits and discounts on environmental liabilities	16.4	14.4

	$25.6	$17.9

10.	INTEREST ON PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

Year ended,	March 31, 2024	March 31, 2023

Interest on pension and other post-employment benefit obligations is comprised of:

Interest on defined benefit pension obligation (Note 20)	$8.6	$7.3

Interest on other post-employment benefit obligation (Note 21)	10.7	9.9

	$19.3	$17.2

11.	CASH AND RESTRICTED CASH
At March 31, 2024, the Company had $97.9 million of cash (March 31, 2023 – $247.4 million) and restricted cash of $3.9 million (March 31, 2023 – $3.9 million). Restricted cash was held to provide collateral for letters of credit and other
obligations of the Company at both March 31, 2024 and March 31, 2023.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

12.	ACCOUNTS RECEIVABLE, NET

As at,	March 31, 2024	March 31, 2023

The carrying amount of:

Trade accounts receivable	$238.5	$277.3

Allowance for doubtful accounts	(3.1)	(0.5)

Governmental loan claims receivable

Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	3.0

Northern Industrial Electricity Rate program rebate receivable	2.2	2.7

Other accounts receivable	6.1	8.7

	$246.7	$291.2

Allowance for doubtful accounts

Balance at March 31, 2022	$(2.4)

Remeasurement of loss allowance	1.9

Balance at March 31, 2023	$(0.5)

Remeasurement of loss allowance	(2.6)

Balance at March 31, 2024	$(3.1)

13.	INVENTORIES

As at,	March 31, 2024	March 31, 2023

The carrying amount of:

Raw materials and consumables	$580.3	$485.7

Work in progress	152.9	168.1

Finished goods	74.6	68.9

	$807.8	$722.7

14.	PROPERTY, PLANT AND EQUIPMENT, NET

As at,	March 31, 2024	March 31, 2023

The carrying amount of:

Freehold land	$6.7	$6.6

Buildings	52.4	39.2

Machinery and equipment	697.6	691.7

Computer hardware	4.0	1.9

Right-of-use assets	6.2	3.4

Property under construction	638.3	338.5

	$1,405.2	$1,081.3

2
7

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The following table presents the changes to the cost of the Company’s property, plant and equipment for the years ended March 31, 2024 and March 31, 2023:

Cost	Freehold Land	Buildings	Machinery & Equipment	Computer Hardware	Right-of- use assets	Property under construc- tion	Total

Balance at March 31, 2022	$6.1	$65.9	$900.3	$1.4	$4.0	$118.8	$1,096.5

Additions	-	-	3.2	-	-	330.1	333.3

Transfers	-	1.6	121.6	1.5	-	(124.5)	0.2

Disposals	-	-	(0.1)	-	-	(0.1)	(0.2)

Foreign exchange	0.5	5.6	77.8	0.1	0.3	14.2	98.5

Balance at March 31, 2023	$6.6	$73.1	$1,102.8	$3.0	$4.3	$338.5	$1,528.3

Additions	-	-	3.3	-	-	436.6	439.9

Transfers	0.1	17.9	115.1	2.6	3.3	(139.0)	-

Disposals	-	(0.1)	(41.7)	-	-	(0.2)	(42.0)

Foreign exchange	-	0.1	1.5	-	0.1	2.4	4.1

Balance at March 31, 2024	$6.7	$91.0	$1,181.0	$5.6	$7.7	$638.3	$1,930.3

The following table presents the changes to accumulated depreciation on the Company’s property, plant and equipment for the years ended March 31, 2024 and March 31, 2023:

Accumulated Depreciation:	Freehold Land	Buildings	Machinery & Equipment	Computer Hardware	Right-of- use assets	Property under construc- tion	Total

Balance at March 31, 2022	$-	$26.6	$294.8	$0.8	$0.6	$-	$322.8

Depreciation expense	-	5.0	89.6	0.3	0.3	-	95.2

Disposals	-	-	0.1	-	-	-	0.1

Foreign exchange	-	2.3	26.6	-	-	-	28.9

Balance at March 31, 2023	$-	$33.9	$411.1	$1.1	$0.9	$-	$447.0

Depreciation expense	-	4.8	112.9	0.5	0.6	-	118.8

Disposals	-	(0.1)	(41.6)	-	-	-	(41.7)

Foreign exchange	-	-	1.0	-	-	-	1.0

Balance at March 31, 2024	$-	$38.6	$483.4	$1.6	$1.5	$-	$525.1

Useful lives of property, plant and equipment
The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. As a result of the Company changing to electric arc furnaces (“EAF”) to replace the existing blast furnace and basic oxygen steelmaking operations, the Company has been reviewing the useful lives for those assets expected to be decommissioned once the EAF is operational. Effective October 1, 2023, there was sufficient evidence to support a change in the useful lives of machinery, equipment and buildings involved in blast furnace steelmaking operations. The remaining useful lives of this machinery, equipment and buildings have been adjusted to be fully depreciated by December 31, 2029. As a result of this change in estimate, depreciation for the year ended March 31, 2024 has increased by $12.5 million. It is expected that there will be a quarterly impact of approximately $6.1 million to $6.4 million until December 31, 2029.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Depreciation of property, plant and equipment
Depreciation of property, plant and equipment for the year ended March 31, 2024 was $118.8 million (March 31, 2023 - $95.2 million). Depreciation included in inventories at March 31, 2024, amounted to $13.9 million (March 31, 2023 - $9.7 million).
Acquisitions and disposals
During the year ended March 31, 2024, property, plant and equipment were acquired at an aggregate net cost of $439.9 million (March 31, 2023 – $333.3 million); comprised of property, plant and equipment acquired with a total cost of $493.4 million (March 31, 2023 - $371.1 million), against which the Company recognized benefits totalling $53.5 million (March 31, 2023 - $37.7 million) in respect of the governmental loans and the governmental grant discussed in Note 18.
During the year ended March 31, 2024, the Company had additions to property under construction for the EAF for an aggregate net cost of $206.0 million, including benefits in respect of the governmental loans totalling $51.7 million. During the year ended March 31, 2023, the Company had additions to property under construction for the electric arc furnace (“EAF”) for an aggregate net cost of $215.7 million, including benefits in respect of the governmental loans totalling $37.6 million.
During the year ended March 31, 2024, the Company had additions to property under construction for the plate mill modernization project for an aggregate net cost of $59.3 million (March 31, 2023 – $33.1 million). As at March 31, 2024, since inception of the project the Company had additions for the plate mill modernization project of $131.4 million.
At March 31, 2024, property under construction includes prepaid progress payments of $204.4 million for the transition from blast furnace steel production to EAF (March 31, 2023 – $188.7 million). At March 31, 2024, there was no prepaid expense pertaining to the plate mill modernization project (March 31, 2023 - $41.4 million).
Government Funding Agreements
On November 30, 2018, the Company, together with the governments of Canada and Ontario entered into agreements totalling up to $120.0 million of modernization and expansion related capital expenditure support from the governments of Canada and Ontario. Additionally, on March 29, 2019, the Company, together with the government of Canada entered into an agreement totalling up to $30.0 million of modernization and expansion related capital expenditure support from the government of Canada. On September 20, 2021, the Company, together with the government of Canada entered into an agreement for support up to $420 million related to the transition from blast furnace steel production to EAF. The $420 million of financial support consists of (i) a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (“SIF”) and (ii) a loan of up to $220 million from the Canada Infrastructure

Bank (“CIB”). Each of these agreements are discussed below and additional disclosures are located in Note 18.

15.	BANK INDEBTEDNESS
On November 30, 2018, the Company obtained US $250.0
million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. In May 2023, the Company increased its Revolving Credit Facility from US $250 million to US $300 million and extended the term to
May
,

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	BANK INDEBTEDNESS (continued)

2028. The interest rate on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which varies depending on usage.
At March 31, 2024, the Company had drawn $0.3 million (US $0.2 million), and there was $347.1 million (US $256.2 million) of unused availability after taking into account $59.1 million (US $43.6 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2023, the Company had drawn $1.9 million (US $1.4 million), and there was $279.2 million (US $206.3 million) of unused availability after taking into account $57.3 million (US $42.3 million) of outstanding letters of credit and borrowing base reserves.
Initial transaction costs related to the Revolving Credit Facility obtained on November 30, 2018 amounted to $7.0 million, with additional transaction costs of $1.7 million incurred for the increase in the Revolving Credit Facility in May 2023. Transaction costs are disclosed as other non-current
assets in the consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has a maturity date of May 31, 2028. At March 31, 2024, the unamortized transaction costs related to the Revolving Credit Facility were $1.4 million (March 31, 2023 - $0.9 million).
Reconciliation of liabilities arising from financing activities
The changes in the Company’s bank indebtedness for the year ended March 31, 2024 arising from financing activities are presented below:

Balance at March 31, 2022	$0.1

Revolving Credit Facility drawn	44.8

Repayment of Revolving Credit Facility	(43.0)

Balance at March 31, 2023	$1.9

Revolving Credit Facility drawn	48.1

Repayment of Revolving Credit Facility	(49.8)

Foreign exchange	0.1

Balance at March 31, 2024	$0.3

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	March 31, 2024	March 31, 2023

The carrying amount of:

Accounts payable	$142.0	$59.8

Accrued liabilities	80.5	74.9

Wages and accrued vacation payable	64.3	69.9

	$286.8	$204.6

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	TAXES PAYABLE AND ACCRUED TAXES

As at,	March 31, 2024	March 31, 2023

The carrying amount of:

Payroll taxes payable	$3.0	$4.3

Sales taxes payable	1.6	-

Carbon tax accrual	23.4	8.4

Income taxes payable	2.1	1.7

	$30.1	$14.4

18.	GOVERNMENTAL LOANS

As at,	March 31, 2024	March 31, 2023

The carrying amount of:

Long-term portion

Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$21.7	$27.9

Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	42.8	45.4

Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	9.4	9.7

Federal SIF EAF Agreement loan, denominated in Canadian dollars, due January 1, 2030	53.5	27.4

	$127.4	$110.4

Current portion

Federal AMF Loan, denominated in Canadian dollars	$10.0	$10.0

Provincial MENDM Loan, denominated in Canadian dollars	6.2	-

	$16.2	$10.0

	$143.6	$120.4

Federal Economic Development Agency for Southern Ontario
On November 30, 2018, the Company entered into an agreement with the Federal Economic Development Agency, through the
Advanced Manufacturing Fund (“Federal AMF Loan”). The Company received a $60.0 million interest free loan as reimbursement for certain defined capital expenditures. The Company commenced equal monthly installments on April 1, 2022, with the final installment payable on March 1, 2028. Under the General Security Agreement, this facility has a third priority claim on all of the Company’s assets which is pari passu
with the Provincial MENDM Loan, defined below.
As at March 31, 2024, the Company had applied for reimbursements of $60.0 million (March 31, 2023 - $60.0 million) and recognized a benefit, net of accretion, of $7.7 million (March 31, 2023 - $11.5 million). During the year ended March 31, 2023, the Company made repayments totalling $10.0 million (March 31, 2023 - $10.0 million). Accordingly, the carrying value of the Federal AMF Loan was $31.7 million at March 31, 202
4
 (March 31, 2023 - $37.9 million).

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	GOVERNMENTAL LOANS (continued)

Ministry of Energy, Northern Development and Mines
On November 30, 2018, the Company entered into an agreement with the Ministry of Energy, Northern Development and Mines (the “Provincial MENDM Loan”) under which, the Company received a $60.0 million low interest loan as reimbursement for certain defined capital expenditures. The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028. This facility bears interest at an annual interest rate equal to the greater of 2.5% per annum; and the lenders cost of funds. Under the General Security Agreement, this facility has a third priority claim on all of the Company’s assets which is pari passu
with the Federal AMF Loan.
As at March 31, 2024, the Company had applied for and received reimbursements of $60.0 million (March 31, 2023 - $60.0 million) and recognized a benefit, net of accretion, of $10.9 million (March 31, 2023 - $14.5 million). Accordingly, the carrying value of the Provincial MENDM Loan was $49.0 million at March 31, 2024 (March 31, 2023 - $45.4 million).
Ministry of Industry
On March 29, 2019, the Company, together with the government of Canada, entered into an agreement whereby a benefit of $30.0 million flowed to the Company; $15.0 million in the form of a grant, and $15.0 million in the form of an interest free loan; from the Ministry of Industry, Strategic Innovation Fund (the “SIF Agreement”). Under the terms of this agreement, the Company was reimbursed for certain defined capital. On March 25, 2024, the Company amended the SIF Agreement and will repay in equal annual instalments, the $
15.0
 million interest free loan portion of this funding beginning on April 30, 2027 and ending on April 30, 2034. The agreement is guaranteed by the Company’s subsidiary, Algoma Steel Intermediate Holdings Inc.
At March 31, 2024, the Company had applied for reimbursements of $15.0 million each under the grant and loan portions of the agreement (March 31, 2023 - $15.0 million each under the grant and loan portions), and recognized a benefit of $15.0 million (March 31, 2023 - $15.0 million). Additionally, at March 31, 2024, the Company had recognized a benefit, net of accretion, of $5.6 million (March 31, 2023 – $5.3 million). The carrying value of the Federal SIF Agreement was $9.4 million at March 31, 2024 (March 31, 2023 – $9.7 million).
On September 20, 2021, the Company, together with the government of Canada, entered into an agreement of which a benefit of up to $200.0 million would flow to the Company in the form of a loan from the SIF. Under the terms of the SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and March 31, 2025.
For the year ended March 31, 2024, the Company had applied for reimbursements under the SIF loan agreement of $
74.4 million (March 31, 2023 – $63.3 million) and recognized a benefit, net of accretion, in respect of this agreement of $48.2 million (March 31, 2023 – $37.0 million). Accordingly, the carrying value of the SIF EAF Agreement was $53.5 million (March 31, 2023 – $27.4 million).
Canada Infrastructure Bank
On November 26, 2021, the Company, entered into an agreement of which a benefit of up to $220.0 million would flow to the Company in the form of a loan from the CIB. CIB is a federal Crown corporation established under the Canada Infrastructure Bank Act which is not an agency of the government of Canada, but is accountable to the government of Canada through the Minister of Infrastructure and Communities. Pursuant to its terms, the CIB credit availability was reduced as a result of share repurchases and dividends paid by the Company, and

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	GOVERNMENTAL LOANS (continued)

the loan was undrawn as of March 31, 2024 with limited credit availability remaining. Given that the Company did not expect to draw on the CIB Loan, the parties agreed to terminate the agreement on March 7, 2024.
The Company has recognized the governmental loan claims receivable, governmental loan payable and benefit associated with these agreements because the Company has fulfilled its obligations under the respective agreements.
The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value

Federal AMF Loan

Balance at March 31, 2023	$49.2	$(26.5)	$15.0	$37.9

Movement in the period	(10.0)	-	3.8	(6.2)

Balance at March 31, 2024	$39.2	$(26.5)	$18.8	$31.7

Provincial MENDM Loan

Balance at March 31, 2023	$60.0	$(26.4)	$11.9	$45.4

Movement in the period	-	-	3.6	3.6

Balance at March 31, 2024	$60.0	$(26.4)	$15.5	$49.0

Federal SIF Loan

Balance at March 31, 2023	$15.0	$(7.8)	$2.5	$9.7

Movement in the period	-	(1.4)	1.1	(0.3)

Balance at March 31, 2024	$15.0	$(9.2)	$3.6	$9.4

Federal SIF EAF Loan

Balance at March 31, 2023	$65.5	$(38.7)	$0.6	$27.4

Movement in the period	74.4	(51.7)	3.4	26.1

Balance at March 31, 2024	$139.9	$(90.4)	$4.0	$53.5

Total, Governmental Loans

Balance at March 31, 2023	$189.8	$(99.4)	$30.0	$120.4

Movement in the period	64.4	(53.1)	11.9	23.2

Balance at March 31, 2024	$254.2	$(152.5)	$41.9	$143.6

3
3

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

19.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities.
As at
March 31, 2024 and March 31, 2023, the Company had no outstanding hedging agreements. The commodity contracts to hedge the NYMEX price of the hot rolled coil price of steel are derivatives, which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income or loss. As of March 31, 2024 and March 31, 2023, the company had no outstanding steel derivative contracts and as a result, the fair value liability was nil.
The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income or loss and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial
items (basis adjustment).
During the year ended March 31, 2023, the realized income resulting from the steel hedge of $9.3 million, was subsequently reclassified from Other Comprehensive Income and recognized in revenue.
The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income is as follows:

	March 31, 2024	March 31, 2023

Opening balance	$-	$24.7

Income arising on changes in fair value of cash flow hedges, net of tax expense of nil and $7.8 million , respectively	-	(34.0)

Loss reclassified to net income	-	9.3

Income on cash flow hedges, recognized in Cash Flow Hedge Reserve in Other Comprehensive Income	-	(24.7)

Ending balance	$-	$-

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS

Defined contribution plan
The Company maintains a defined contribution pension plan established by Old Steelco Inc.’s predecessor in 2004 for non-unionized
employees in Canada joining the Company after January 1, 2003. As part of Old Steelco Inc.’s contract negotiations with its locals which concluded on July 31, 2010, the locals and Old Steelco Inc. agreed to include in this plan all unionized employees hired subsequent to August 1, 2010 and to offer to all the current employees the option to move to the Defined Contribution Pension Plan. The plan was revised by Old Steelco Inc. during the year ended March 31, 2011; these revisions went into effect March 1, 2011. Based on this revision, the Company is obligated to provide a base contribution of
5
% of salary and also match employee contributions to a maximum of
2
%, depending on years of service for
non-unionized
employees. Additionally, the Company is obligated to provide a contribution for unionized employees per qualified hour worked of $2.85.
The pension expense under this plan is equal to the Company’s contribution. The pension expense for the year ended March 31, 2024 was $13.1 million (March 31, 2023 was $10.2 million).
Defined benefit plans
The Company maintains
non-contributory
defined benefit pension plans that are closed to new entrants and cover all employees in Canada not covered under the Defined Contribution Pension Plan. The benefits are based on years of service and average earnings for a defined period prior to retirement.
The Company also maintains a closed plan for pensioners who retired prior to January 1, 2002, that provides the pensioners with a pension benefit in excess of the limits provided by the Ontario Pension Benefit Guarantee Fund (the “Closed Retiree Plan”).
These defined benefit pension plans are registered under the Pension Benefits Act (Ontario), and are legally separated from the Company. The Pension Benefits Act (Ontario) is a regulatory framework that has jurisdiction over the administration and funding of defined benefit pension plans. Within this framework, the Company has fiduciary responsibility over the administration of the defined benefit pension plans, including the development and oversight of the investment policy for pension funds and the selection and oversight of pension fund investment managers.
The defined benefit pension plans expose the Company to various risks such as: investment risk, interest rate risk, foreign currency risk, price risk, credit risk and liquidity risk.
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at April 1, 2023 for salaried, hourly and wrap plans.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS (continued)

The principal assumptions used for the purposes of the actuarial valuations were as follows:

Year ended,	March 31, 2024	March 31, 2023 1	March 31, 2023 2

Assumptions for determination of defined benefit cost:

Defined obligation and past service cost	4.85%	4.25%	4.73%

Net interest cost	4.94%	3.86%	4.50%

Current service cost	5.05%	4.35%	4.85%

Interest cost on current service cost	5.00%	4.18%	4.71%

Discount rate for determination of defined benefit obligation	4.98%	4.98%	4.98%

Assumptions for determination of defined benefit cost and defined benefit obligation:

Ultimate rate of compensation increase	3.00% per annum until 2027 2.00% thereafter	3.00% per annum until 2027 2.00% thereafter	3.00% per annum until 2027 2.00% thereafter

Mortality	105% CPM2014 Private Projection CPM-B	105% CPM2014 Private Projection CPM-B	105% CPM2014 Private Projection CPM-B
1
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of April 1, 2022 to July 31, 2022
2
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of August 1, 2022 to March 31, 2023 and past service cost as of August 1, 2022

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS (continued)

The components of amounts recognized in the consolidated statements of net income in respect of the defined benefit plans are presented below:

Year ended,	March 31, 2024	March 31, 2023

Amounts recognized in net income were as follows:

Current service cost	$16.8	$16.5

Past service cost	-	49.5

Net interest cost	8.6	7.3

	$25.4	$73.3

Defined benefit costs recognized in:

Cost of sales	$15.2	$59.4

Administrative and selling expenses	1.6	6.6

Interest on pension liability	8.6	7.3

	$25.4	$73.3

Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan of $49.5 million, of which $44.5 million was recorded in the cost of steel revenue and $5.0 million was recorded in administrative and selling expense for the year ended March 31, 2023.
The amounts recognized in the consolidated statements of other comprehensive income in respect of the defined benefit plans are presented below:

Year ended,	March 31, 2024	March 31, 2023

Amounts recognized in other comprehensive income, were as follows:

Actuarial loss on accrued pension liability	$46.3	$9.0

The amounts included in the consolidated statements of financial position in respect of the Company’s net obligation in respect of its defined benefit plans are as follows:

As at,	March 31, 2024	March 31, 2023

Present value of defined benefit obligation	$1,302.9	$1,264.9

Fair value of plan assets	1,064.8	1,080.9

Net accrued pension liability	$238.0	$184.0

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS (continued)

Continuities of the defined benefit plan assets and obligations are as follows:

Year ended,	March 31, 2024	March 31, 2023

Movements in the present value of the plan assets were as follows:

Fair value of plan assets at beginning of year	$1,080.9	$1,225.5

Actual return (net of investment management expenses)	51.6	(75.4)

Administration expenses	(1.7)	(1.5)

Employer contributions	17.5	16.5

Benefits paid	(83.4)	(84.2)

Fair value of plan assets at end of the year

March 31, 2024 and March 31, 2023, respectively	$1,064.8	$1,080.9

Movements in the present value of the defined benefit obligation were as follows:

Defined benefit obligation at the beginning of the year	$1,264.9	$1,343.6

Current service cost	15.2	15.0

Interest cost	60.3	55.4

Past service cost	-	49.5

Actuarial losses (gains) arising from financial assumptions	33.0	(112.2)

Effect of experience adjustments	12.9	(2.2)

Benefits paid	(83.4)	(84.2)

Defined benefit obligation at end of the year

March 31, 2024 and March 31, 2023, respectively	$1,302.9	$1,264.9

Reconciliation of the amounts recognized in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity were as follows:

	Actuarial (gain) loss immediately recognized	Tax effect	Actuarial (gain) immediately recognized, net of tax

Balance at March 31, 2022	$(138.8)	$(0.3)	$(139.1)

Actuarial loss immediately recognized	9.0	-	9.0

Balance at March 31, 2023	$(129.8)	$(0.3)	$(130.1)

Actuarial loss immediately recognized	46.3	-	46.3

Balance at March 31, 2024	$(83.5)	$(0.3)	$(83.8)

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS (continued)

The major categories of plan assets were as follows:

As at	March 31, 2024	March 31, 2023

Cash and cash equivalents	1%	1%

Equity instruments	55%	33%

Debt instruments	41%	39%

Other	3%	27%

	100%	100%

Cash flow information
The Company is required to make contributions equal to current service cost. Contributions for the year ended March 31, 2024 under these regulations were $17.5 million (March 31, 2023 - $16.5 million).
The Company’s expected future contributions in respect of its defined benefit pension plans for the fiscal year ending March 31, 2025 is $26.9 million.
Sensitivity of results to actuarial assumptions
The sensitivity of the defined benefit obligation to the key actuarial assumptions is as follows:

Year ended,	March 31, 2024	March 31, 2023

Effect of change in discount rate assumption

One percentage point increase	$(123.1)	$(118.5)

One percentage point decrease	$147.4	$141.8

Effect of change in salary scale

One percentage point increase	$17.4	$18.8

One percentage point decrease	$(15.9)	$(17.0)

Effect of change in mortality assumption

Set forward one year	$33.1	$31.5

Set back one year	$(34.0)	$(32.4)
The discount rate sensitivities presented above are estimates based on plan durations. The defined benefit obligation and the current service cost have an implied duration of 10 and 17 years, respectively at current discount rates.
If the returns on plan assets had been 10% lower than the actual returns of plan assets experienced in the year ended March 31, 2024, the actuarial loss immediately recognized in other comprehensive income would have increased by approximately $105.0 million (March 31, 2023 - $130.0 million).

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	OTHER POST-EMPLOYMENT BENEFITS
The Company offers post-employment life insurance, health care and dental care to some of its retirees. These obligations are not pre-funded.
The most recent actuarial valuations of the present value of the other post-employment benefit obligation were carried out at November 1, 2021.
The principal assumptions used for the purposes of the actuarial valuations were as follows:

Year ended,	March 31, 2024	March 31, 2023 1	March 31, 2023 2

Assumptions for determination of defined benefit cost:

Discount rate

Defined benefit obligation	5.04%	4.31%	4.79%

Current service cost	5.07%	4.46%	4.88%

Interest cost on benefit obligation	4.95%	4.01%	4.59%

Interest cost on current service cost	5.07%	4.42%	4.86%

Health care cost immediate trend rate	4.96%	5.00%	4.99%

Assumptions for determination of defined benefit obligation:

Effective discount rate	4.85%	4.79%	5.04%

Health care cost immediate trend rate	4.90%	4.99%	4.96%

Assumptions for determination of defined benefit cost and defined benefit obligation:

Health care cost ultimate trend rate	4.00%	4.00%	4.00%

Year ultimate health care cost trend rate reached	2040	2040	2040

Salary Increases per annum	2.00%	2.00%	2.00%

Mortality	105%CPM 2014 Private Projection CPM-B	105%CPM 2014 Private Projection CPM-B	105%CPM 2014 Private Projection CPM-B
1
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of April 1, 2022 to July 31, 2022
2
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of August 1, 2022 to March 31, 2023

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	OTHER POST-EMPLOYMENT BENEFITS (continued)

The components of amounts recognized
in
the consolidated statements
of
net income in respect of the other post-employment benefit plans are presented below:

Year ended,	March 31, 2024	March 31, 2023

Amounts recognized in net income were as follows:

Current service cost	$3.0	$3.0

Past service cost	-	3.8

Net interest cost	10.7	9.9

	$13.7	$16.7

Post employment benefit costs recognized in:

Cost of sales	$2.6	$6.0

Administrative and selling expenses	0.4	0.8

Interest on pension liability	10.7	9.9

	$13.7	$16.7

Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the post-employment benefits of $3.8 million, of which $3.4 million was recorded in the cost of steel revenue and $0.4 million was recorded in administrative and selling expense for the year ended March 31, 2023.
The amounts recognized in the consolidated statements
of
other comprehensive income in respect of these other post-employment benefit plans are presented below:

Year ended,	March 31, 2024	March 31, 2023

Amounts recognized in other comprehensive income, were as follows:

Actuarial loss (income) on accrued post employment benefit liability	$3.3	$(22.8)

The amounts included in the consolidated statements
of
financial position arising from the Company’s obligation in respect of its other post-retirement benefit plans were as follows:

As at,	March 31, 2024	March 31, 2023

Present value of post-employment benefit obligation	$229.5	$222.9

Fair value of plan assets	-	-

Accrued other post-employment benefit obligation	$229.5	$222.9

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	OTHER POST-EMPLOYMENT BENEFITS (continued)

Reconciliation of the amounts recognized in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity were as follows:

	Actuarial (gain) loss immediately recognized	Tax effect	Actuarial (gain) loss immediately recognized, net of tax

Balance at March 31, 2022	$(54.0)	$-	$(54.0)

Actuarial gain immediately recognized	(22.8)	-	(22.8)

Balance at March 31, 2023	$(76.8)	$-	$(76.8)

Actuarial gain immediately recognized	3.3	-	3.3

Balance at March 31, 2024	$(73.5)	$-	$(73.5)

Continuities of the other post-employment benefit plan assets and obligations are as follows:

Year ended,	March 31, 2024	March 31, 2023

Movements in the present value of the post-employment benefit plan assets were as follows:

Fair value of plan assets at beginning of year	$-	$-

Employer contributions	10.4	10.8

Benefits paid	(10.4)	(10.8)

Fair value of plan assets at end of the year

March 31, 2024 and March 31, 2023, respectively	$-	$-

Movements in the present value of the other post-employment benefit obligation were as follows:

Defined benefit obligation at the beginning of the year	$222.9	$239.8

Current service cost	3.0	3.0

Interest cost	10.7	9.9

Past service cost	-	3.8

Actuarial losses (gains) arising from financial assumptions	5.5	(20.7)

Actuarial gains from experience adjustments	(2.2)	(2.1)

Benefits paid	(10.4)	(10.8)

Defined benefit obligation at end of the year

March 31, 2024 and March 31, 2023, respectively	$229.5	$222.9

Cash flow information
For the year ended March 31, 2024, the amounts included
in
the consolidated statements of cash flows in respect of these other post-employment benefit plans was $10.4 million (March 31, 2023 - $10.8 million). The Company’s expected contributions for the fiscal year
ending March 31, 2025 is $13.1 million.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	OTHER POST-EMPLOYMENT BENEFITS (continued)

Sensitivity of results to actuarial assumptions
The sensitivity of the other post-employment benefit obligation to changes in the discount rate, health care cost trend rate and mortality assumptions are as follows:

Year ended,	March 31, 2024	March 31, 2023

Effect of change in discount rate assumption

One percentage point increase	$(26.4)	$(25.2)

One percentage point decrease	$33.2	$31.7

Effect of change in health care cost trend rates

One percentage point increase	$27.9	$25.8

One percentage point decrease	$(24.2)	$(22.2)

Effect of change in mortality assumption

Set forward one year	$8.6	$8.3

Set back one year	$(8.5)	$(8.1)

The discount rate sensitivities presented above are estimates based on plan durations. The other post-employment benefit obligation and the current service cost have an implied duration of 13.2 and 27.9 years, respectively at
current discount rates.

22.	OTHER LONG-TERM LIABILITIES

As at,	March 31, 2024	March 31, 2023

The carrying amount of the following other long term liabilities:

Accrued interest payable, Provincial MENDM Loan	$3.5	$2.6

Financing arrangement	10.4	-

Long-term disability plan obligation	0.9	0.7

Long-term portion of lease liability	2.2	0.4

	$17.0	$3.7

Accrued interest payable, Provincial MENDM Loan
As disclosed in Note 18, the Company has entered into an agreement with the Ministry of Energy, Northern Development and Mines under which the Company received a $60.0 million low interest loan. At March 31, 2024, the accrued interest payable under this agreement was $3.5 million (March 31, 2023 – $2.6 million).
Financing arrangement
On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of $11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of $0.1 million. At March 31, 2024, current portion totalling $0.9 million is presented in current portion of other long-term liabilities on the consolidated statements of financial position.

4
3

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	OTHER LONG-TERM LIABILITIES (continued)

Long-term disability plan obligation
The Company maintains a long-term disability plan. Under this plan, the Company offers continuation of medical and dental benefits for employees on long-term disability leaves of absence. The Company recognizes the present value of the long-term disability benefit obligation based on the number of employees on long-term disability. The most recent actuarial determination of the Company’s long-term disability obligation was carried out at March 31, 2024. At March 31, 2024, the long-term disability plan had a carrying value of $0.9 million (March 31, 2023 - $0.7 million).

23.	ENVIRONMENTAL LIABILITIES

As at,	March 31, 2024	March 31, 2023

The carrying amount of Environmental liabilities in respect of:

The Company’s Operation Site	$33.8	$32.7

Northern Ontario mine sites owned by Old Steelco Inc.	4.5	4.1

	$38.3	$36.8

Current portion	$3.1	$4.5

Long-term portion	35.2	32.3

	$38.3	$36.8

On November 30, 2018, the Company entered into agreements with the Province of Ontario, through the Ministry of the Environment, Conservation and Parks and the Ministry of Energy, Northern Development and Mines. These agreements relate to the Company’s operation site, and certain Northern Ontario mine sites owned by Old Steelco Inc., and not purchased by the Company. These agreements limit the Company’s obligations with respect to legacy environmental contamination, and impose certain risk management, risk mitigation, site remediation and funding obligations on the Company. The Company recognizes the present value of these environmental liabilities over 20 years commencing November 2018. Based on management’s review of the discount rate, at March 31, 2024, the discount rate was changed from
9.0% to 7.4% resulting in an increase in environmental liability of $3.8 million.
At March 31, 2024, the Company has provided letters of credit totalling of $14.5 million (March 31, 2023 - $15.1 million) to the Ministry of Energy, Northern Development and Mines; $13.7 million in respect of the Company’s operation site (March 31, 2023 - $13.7 million) and $0.8 million (March 31, 2023 - $1.4 million) in respect of certain Northern Ontario mine sites owned by Old Steelco Inc. Letters of credit are disclosed in Note 11 and Note 15.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	ENVIRONMENTAL LIABILITIES (continued)

Reconciliation of Environmental liabilities

	The Company’s Operation Site	Northern Ontario mine sites owned by Old Steelco Inc.	Total

Balance at March 31, 2022	$33.7	$4.3	$38.0

Payments	(4.1)	(0.7)	(4.8)

Accretion of discount	3.1	0.5	3.6

Balance at March 31, 2023	$32.7	$4.1	$36.8

Payments	(5.3)	(0.3)	(5.6)

Accretion of discount	3.0	0.3	3.3

Revaluation for change in discount rate	3.4	0.4	3.8

Balance at March 31, 2024	$33.8	$4.5	$38.3

24.	INCOME TAX EXPENSE
The components of income tax expense for the years ended March 31, 2024 and March 31, 2023 are as follows:

Year ended,	March 31, 2024	March 31, 2023

Income tax expense (recovery) recognized in net income:

Current tax expense	$38.5	$89.6

Deferred income tax expense (recovery)	1.2	(12.0)

	$39.7	$77.6

4
5

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	INCOME TAX EXPENSE (continued)

Income taxes in the consolidated statements of net income for the years ended March 31, 2024 and March 31, 2023 vary from amounts that would be computed by applying statutory income tax rates for the following reason:

Year ended,	March 31, 2024	March 31, 2023

Income before income taxes	$144.9	$376.1

Income tax expense based on the applicable tax rate of 25%	$36.2	$94.0

Add / (deduct):

Non-deductible post-employment benefits payments	3.4	3.3

Non-deductible pension contributions	3.4	0.9

Non-deductible accretion of financial obligations	1.8	0.8

Adjustment in respect of prior years	(1.7)	(1.3)

Changes in fair value of warrant liability	(3.1)	(12.3)

Changes in fair value of earnout liability	-	(1.7)

Changes in fair value of share-based payment liability	0.3	(3.3)

Other	(0.6)	(2.8)

Income tax expense	$39.7	$77.6

The applicable tax rate is the aggregate of the Canadian federal income tax rate of 15.0% and the Canadian provincial income tax rate of 10.0%.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	INCOME TAX EXPENSE (continued)

The
tax-effected
temporary differences which result in deferred income tax assets and (liabilities) and the amount of deferred income taxes recognized in the consolidated statements of comprehensive income for the year ended March 31, 2024 are as follows:

	Balance at March 31, 2023	Movements in:			Balance at March 31, 2024
		Net Income	Foreign Exchange	Other Comprehensive Income

Accounting reserves	$2.2	$(0.9)	$-	$-	$1.3

Inventory reserve	(0.1)	(1.8)	-	-	(1.9)

Defined benefit pension - past service costs (Note 20)	12.6	-	-	-	12.6

Other post-employment benefits - past service costs (Note 21)	1.0	-	-	-	1.0

Capital tax loss carryforward	2.1	-	-	-	2.1

Property, plant and equipment and intangible assets	(150.9)	10.7	(0.3)	-	(140.5)

Unrealized exchange loss (gain) on US dollar debt	(0.3)	0.2	-	-	(0.1)

Governmental loans benefit	(18.4)	(10.6)	0.1	-	(28.9)

Financing expenses	0.5	0.4	-	-	0.9

Deferred revenue	51.5	(1.3)	0.1	-	50.3

SRED expenditures	(0.1)	-	-	-	(0.1)

Transaction costs	3.9	(1.3)	-	-	2.6

Unrealized loss on cash flow hedges	-	1.5	-	-	1.5

Realized exchanged loss on governmental loans	-	0.4	-	-	0.4

Share-based payment compensation	-	1.8	-	-	1.8

Other	(0.7)	(0.3)	-	-	(1.0)

	$(96.7)	$(1.2)	$(0.1)	$-	$(98.0)

The
tax-effected
temporary differences which result in deferred income tax assets and (liabilities) and the amount of deferred income taxes recognized in the consolidated statements of comprehensive income for the year ended March 31, 2023 are as follows:

	Balance at March 31, 2022	Movements in:			Balance at March 31, 2023
		Net Income	Foreign Exchange	Other Comprehensive Income

Accounting reserves	$2.6	$(0.3)	$(0.1)	$-	$2.2

Inventory reserve	(3.5)	3.2	0.2	-	(0.1)

Defined benefit pension - past service costs (Note 20)	-	12.2	0.4	-	12.6

Other post-employment benefits - past service costs (Note 21)	-	1.0	-	-	1.0

Capital tax loss carryforward	1.9	-	0.2	-	2.1

Property, plant and equipment and intangible assets	(144.4)	5.3	(11.8)	-	(150.9)

Unrealized exchange loss (gain) on US dollar debt	0.9	(1.2)	-	-	(0.3)

Governmental loans benefit	(10.3)	(7.0)	(1.1)	-	(18.4)

Financing expenses	-	0.5	-	-	0.5

Deferred revenue	48.7	(1.2)	4.0	-	51.5

SRED expenditures	(0.1)	-	-	-	(0.1)

Transaction costs	5.1	(1.6)	0.4	-	3.9

Unrealized loss on cash flow hedges	6.5	1.4	(0.1)	(7.8)	-

Other	(0.3)	(0.3)	(0.1)	-	(0.7)

	$(92.9)	$12.0	$(8.0)	$(7.8)	$(96.7)

4
7

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

25.	COMMITMENTS AND CONTINGENCIES
Property, plant and equipment
In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.
Key inputs to production
The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.
Legal Matters
Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

26.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value

Balance at March 31, 2022	147,957,787	$1,378.0

Common shares repurchased and cancelled:

Normal Course Issuer Bid	(3,364,262)	(31.2)

Substantial Issuer Bid	(41,025,641)	(388.4)

Balance at March 31, 2023	103,567,884	$958.4

Issuance of capital stock	535,188	5.5

Balance at March 31, 2024	104,103,072	$963.9

As at March 31, 2024, the Company converted 70,920 deferred share units (“DSUs”) to capital stock upon the resignation of two directors. The Company issued 464,268 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units. See Notes 31, 32 and 34.
Normal Course Issuer Bid
On March 3, 2022, the Company commenced a normal course issuer bid (the “2022 NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February
18
, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase
and
cancellation commencing on March 3,

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	CAPITAL STOCK (continued)

2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company was permitted to acquire its shares until March 2, 2023 under the same terms and conditions.
As at March 31, 2023, the Company purchased and cancelled 3,364,262 common shares at a weighted average book value of $9.25 (US $7.30) per share for a total purchase price of approximately $37.1 million (US $28.6 million). The excess of the purchase price paid over the carrying value of the common shares purchased totalling $5.9 million, was recognized as an increase to retained earnings.
The Company renewed its NCIB to acquire a maximum of 5,178,394 of its shares, or approximately 5% of its 103,567,884 issued and outstanding shares as of February 28, 2023, subject to a daily maximum of 50,984 shares. The NCIB commenced March 6, 2023 and terminated on March 5, 2024.
T
he Company has not made any purchases under its renewed NCIB.
Substantial Issuer Bid
On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer in the United States (collectively the “Offer”) to purchase for cancellation up to US $400 million of its common shares. The Offer which expired on July 27, 2022, proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer could individually select the price, within a price range of not less than US $8.75 and not more than US $10.25 per share (in increments of US $0.10 per share), at which they tender their shares to the Offer. Upon expiry of the Offer, the Company determined the lowest purchase price that allowed it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US $400 million.
On July 27, 2022, 41,025,641 common shares at a weighted average book value of $9.11 (US $7.33) per share were purchased for cancellation at US $9.75 per share, for an aggregate amount of $514.9 million (US $400 million). As a result, the Company subsequently adjusted the number of common shares and the reduction to retained earnings to actual. The excess of the purchase price over the carrying value of the shares purchased totalling $127.4 million (US $99.3 million) was recognized as a reduction to retained earnings. The Company incurred transaction costs of $1.1 million related to the SIB which were recorded within capital stock.

4
9

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	NET INCOME PER COMMON SHARE
The following table sets forth the computation of basic and diluted net income per common share:

Year ended,	March 31, 2024	March 31, 2023
(in millions)

Net income attributable to ordinary shareholders	$105.2	$298.5

Gain on change in fair value of warrants (i)	(12.1)	(47.7)

Net income attributable to ordinary shareholders (diluted)	$93.1	$250.8

(in millions)

Weighted average common shares outstanding (ii)	108.4	122.7

Dilutive effect of warrants, restricted share units and performance share units (i) (ii)	24.6	24.3

Dilutive weighted average common shares outstanding	133.0	147.0

Net income per common share:

Basic	$0.97	$2.43

Diluted	$0.70	$1.71

(i)
As at March 31, 2024, 24,179,000 warrants remain outstanding. For the purposes of determining diluted net income per common share, net income for the year ended March 31, 2024 was adjusted for the change in the fair value of the warrants in the amount of $12.1 million (US $9.2 million) as the warrants were determined to be dilutive (March 31, 2023 - $47.7 million; US $37.2 million).

(ii)
On May 17, 2022, the Board of Directors granted 141,203 and 556,348 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2023 (“FY2023 Plan”). Further, on March 31, 2023 the Board of Directors granted 457,935 and 404,211 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024 (“FY2024 Plan”). For the purposes of determining diluted net income per share, the restricted share units and performance share units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that vest based on achievement of various financial and nonfinancial targets. Based on the achievement of such targets and forfeiture of awards, the restricted share units and performance share units included in diluted net income per share for the year ended March 31, 2024 is 376,268 common shares (March 31, 2023 – 92,293 common shares). See Note 34.

For the year ended March 31, 2024, the total weighted average common shares issued and outstanding is 103,793,360 (March 31, 2023 – 117,945,286).
The Company issued earnout rights and Replacement LTIP awards in connection with the Company’s merger transaction from fiscal 2022. For the year ended March 31, 2024, 1,404,357 (March 31, 2023 – 1,557,026) weighted average earnout rights have been included in the calculation of basic and diluted net income per common share. Replacement LTIP awards are included within the weighted average
common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. For the year ended March 31, 2024, 2,925,499 (March 31, 2023 - 3,100,535) weighted average

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	NET INCOME PER COMMON SHARE (continued)

Replacement LTIP awards have been included in the calculation of basic and diluted net income per common share. See Note 31 and Note 32.
The Company also routinely grants DSUs to Directors of the Company under its Omnibus Equity Incentive Plan (“Omnibus Plan”). DSUs as vested to various Directors of the Company in respect of their annual retainers. The DSUs recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. For the year ended March 31, 2024, 272,166 (March 31, 2023 – 108,628) weighted average DSUs have been included in the calculation of basic and diluted net income per common share. See Note 34.

28.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Year ended,	March 31, 2024	March 31, 2023

Accounts receivable	$45.5	$119.5

Net taxes payable and accrued taxes	(4.5)	(58.3)

Inventories	(80.4)	(187.8)

Prepaid expenses and other current assets	14.9	22.8

Accounts payable and accrued liabilities	57.6	(76.6)

Derivative financial instruments (net)	-	1.7

	$33.1	$(178.7)

29.	FINANCIAL INSTRUMENTS
Fair value of financial instruments
The fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 15 approximates the respective carrying value due to variable interest rates.
The fair value of the financing arrangement included in other long-term liabilities approximates
the carrying value due to prevailing interest rates and the risk characteristics of the instrument.
The fair value of the various government funding are classified as Level 2 and are estimated based on a discounted cash flow model applying current rates offered to the Company for financial instruments subject to similar risk and maturities. The carrying value of government funding generally approximate its fair value.
The fair value of steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market
forward prices of NYMEX hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.
The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and are calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

5
1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

29.	FINANCIAL INSTRUMENTS (continued)

The Company’s financial assets and liabilities are classified and measured as follows:

As at,		March 31, 2024		March 31, 2023
	Category	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash (1)	Financial assets at amortized cost	$97.9	$97.9	$247.4	$247.4

Restricted cash (1)	Financial assets at amortized cost	$3.9	$3.9	$3.9	$3.9

Accounts receivable (2)	Financial assets at amortized cost	$246.7	$246.7	$291.2	$291.2

Financial liabilities

Bank indebtedness (1)	Financial liabilities at amortized cost	$0.3	$0.3	$1.9	$1.9

Accounts payable and accrued liabilities (1)	Financial liabilities at amortized cost	$286.8	$286.8	$204.6	$204.6

Current portion of governmental loans (3)	Financial liabilities at amortized cost	$16.2	$16.2	$10.0	$10.0

Current portion of financing arrangement (1)	Financial liabilities at amortized cost	$0.9	$0.9	$-	$-

Long-term governmental loans (3)	Financial liabilities at amortized cost	$127.4	$127.4	$110.4	$110.4

Long-term portion of financing arrangement (1)	Financial liabilities at amortized cost	$10.4	$10.4	$-	$-

Warrant liability (4)	Financial instruments at FVTP(L)	$44.9	$44.9	$57.3	$57.3

Earnout liability (4)	Financial instruments at FVTP(L)	$13.8	$13.8	$16.8	$16.8

Share-based payment compensation liability (4)	Financial instruments at FVTP(L)	$31.9	$31.9	$33.5	$33.5

1
- Initial measurement at fair value and subsequent remeasurement at amortized cost.
2
- Initial measurement at transaction price and subsequent remeasurement at amortized cost.
3
- Level 2; Initial measurement at fair value and subsequent remeasurement at FVTOCI(L)
4
- Level 1; Initial measurement at fair value and subsequent remeasurement at FVTP(L)
Financial risk management
The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain
of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

29.	FINANCIAL INSTRUMENTS (continued)

The maximum credit exposure at March 31, 2024 is the carrying amount of accounts receivable of $
246.7
 million (March 31, 2023 - $
291.2
million). At March 31, 2024, there was one customer account greater than
10
% of the carrying amount of accounts receivable. At March 31, 2023, there was no customer account greater than
10
% of the carrying amount of accounts receivable. As at March 31, 2024, $
6.2
 million, or
2.5
% (March 31, 2023 - $
2.0
 million, or
0.7
%), of accounts receivable were more than
90
days old.
The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at March 31, 2024 was $3.1 million (March 31, 2023 - $0.5 million), as disclosed in Note 12.
The Company may be exposed to certain losses in the event of non-performance
by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 5.
The following table discloses the Company’s contractually agre
e
d (undiscounted) cash flows payable under financial liabilities, as at March 31, 2024:

	Carrying Amount	Contractual Cash Flows	Year 1	Year 2	Years 3 to 5	Greater than 5 Years

Revolving Credit Facility	$0.3	$(0.3)	$(0.3)	$-	$-	$-

Accounts payable and accrued liabilities	286.8	(286.8)	(286.8)	-	-	-

Taxes payable	30.1	(30.1)	(30.1)	-	-	-

Governmental Loans	143.6	(254.2)	(16.2)	(25.0)	(61.7)	(151.3)

Financing arrangement	11.3	(11.3)	(0.9)	(1.0)	(9.4)	-

Interest on Provincial MENDM Loan	3.5	(8.3)	(0.9)	(2.1)	(5.3)	-

	$475.6	$(591.0)	$(335.2)	$(28.1)	$(76.4)	$(151.3)

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

29.	FINANCIAL INSTRUMENTS (continued)

The following table discloses the Company’s contractually agreed (undiscounted) cash flows payable under financial liabilities, as at March 31, 2023:

	Carrying Amount	Contractual Cash Flows	Year 1	Year 2	Years 3 to 5	Greater than 5 Years

Revolving Credit Facility	$1.9	$(1.9)	$(1.9)	$-	$-	$-

Accounts payable and accrued liabilities	204.6	(204.6)	(204.6)	-	-	-

Taxes payable	14.4	(14.4)	(14.4)	-	-	-

Governmental Loans	120.4	(189.7)	(10.0)	(18.1)	(79.8)	(81.8)

Interest on Provincial MENDM Loan	2.6	(5.8)	-	(0.6)	(5.2)	-

	$343.9	$(416.4)	$(230.9)	$(18.7)	$(85.0)	$(81.8)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 19, during the years ended March 31, 2024 and March 31, 2023, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.
Currency risk
The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.
The Company’s Canadian dollar denominated financial instruments as at March 31, 2024 and March 31, 2023, were as follows:

As at,	March 31, 2024	March 31, 2023

Cash	$1.5	$51.2

Restricted cash	3.9	3.9

Accounts receivable	78.0	127.1

Accounts payable and accrued liabilities	(145.5)	(147.1)

Governmental loans	(143.6)	(120.4)

Other long-term liabilities	(17.0)	(3.3)

Net Canadian dollar denominated financial instruments	$(222.7)	$(88.6)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the year ended March 31, 2024 would not
have decreased (or increased) income (loss) from operations

(March 31, 2023 - $0.2 million).

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

29.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk
Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.
For the years ended March 31, 2024 and March 31, 2023, a
one percent
increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil.
Commodity price risk
The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 25. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 19 to hedge the commodity price risk associated with the revenue on the sale of steel. At March 31, 2024 and March 31, 2023, the Company had no commodity-based swap contracts.

30.	WARRANT LIABILITY
As at March 31, 2024, 24,179,000 Warrants remain outstanding with an estimated fair value of US $1.37 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $44.9 million (US $33.1 million) (March 31, 2023 - $57.3 million; US $42.3 million). For the year ended March 31, 2024, a gain of $
12.1 million (March 31, 2023 – $47.7 million) on change in the fair value of the warrant liability is presented in the consolidated statements of net income. The Warrants will expire on the fifth anniversary of the merger transaction which was completed on October 19, 2021.

31.	EARNOUT LIABILITY
As at March 31, 2024, 1,196,157 earnout rights remain outstanding with an estimated fair value of US $8.49 per unit based on the market price of the Company’s common shares, for which an earnout liability of $13.8 million (US $10.2 million) (March 31, 2023 - $16.8 million; US $12.4 million) was recognized on the consolidated statements of financial position. For the year ended March 31, 2024, earnout rights were settled for cash totalling $
2.5
 m
illion (March 31, 2023 – nil). Loss on change in the fair value of the earnout liability for the year ended March 31, 2024 of $
0.1
 million is presented in the consolidated statements of net income (March 31, 2023 – gain of $
5.9
million).
Continuity of earnout rights are as follows:

	March 31, 2024	March 31, 2023

Opening balance	1,537,184	1,616,305

Dividend equivalents and other adjustments	37,534	46,802

Vested and settled	(378,561)	(125,923)

Ending balance	1,196,157	1,537,184

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

32.	SHARE-BASED PAYMENT COMPENSATION LIABILITY
Replacement Long Term Incentive Plan (“LTIP”) Awards
As at March 31, 2024, 2,776,868 Replacement LTIP Awards remain outstanding with an estimated fair value of US $8.49 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $31.9 million (US $23.6 million) (March 31, 2023 - $33.5 million; US $24.7 million) in share-based payment compensation liability on the consolidated statements of financial position. For the year ended March 31, 2024, there were no Replacement LTIP units settled for cash (March 31, 2023 – $
4.6
 million). Loss on change in the fair value of the share-based payment compensation liability for the year ended March 31, 2024 of $
1.2
 million is presented in the consolidated statements of net income (March 31, 2023 – gain of $
12.7
million).
Continuity of Replacement LTIP units are as follows:

	March 31, 2024	March 31, 2023

Opening balance	3,059,643	3,232,628

Dividend equivalents and other adjustments	74,126	93,201

Vested and settled	(356,900)	(266,186)

Ending balance	2,776,868	3,059,643

33.	KEY MANAGEMENT PERSONNEL
The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.
Remuneration of the Company’s Board of Directors and ELT for the respective periods are as follows:

Year ended,	March 31, 2024	March 31, 2023

Salaries and benefits	$5.7	$12.3

Director fees	2.5	1.5

Share-based compensation (Note 34)	5.4	4.4

	$13.6	$18.2

34.	SHARE-BASED COMPENSATION
Long-term incentive plan
On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), DSUs, Performance Share Units (“PSU”) and stock options.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

34.	SHARE-BASED COMPENSATION (continued)

Deferred share units
Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time
in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.
For the year ended March 31, 2024, the Company recorded a share-based payment compensation expense of $2.2 million (March 31, 2023 - $1.7 million) in administrative and selling expense on the consolidated statements of net income and contributed deficit on the consolidated statements of financial position.
Continuity of deferred share units are as follows:

	March 31, 2024	March 31, 2023

Opening balance	215,628	54,558

Granted	187,549	156,629

Dividend equivalents and other adjustments	12,511	4,441

Vested and settled	(70,920)	-

Ending balance	344,768	215,628

Restricted share units and performance share units
Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting
conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. Holders of RSUs and PSUs are also entitled to dividend equivalents when dividends are declared to common shareholders. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.
FY2023 Plan
On May 17, 2022, 141,203 RSUs and 556,348 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The RSUs and PSUs vest on March 15, 2024 upon the achievement of service and performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

34.	SHARE-BASED COMPENSATION (continued)

FY2024 Plan
On March 31, 2023 the Board of Directors approved a grant of 457,935 and 404,211 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024, with a grant date fair value of US $7.62 per award based on the market price of the Company’s common shares. The RSUs and PSUs vest on March 31, 2026 upon the achievement of service and performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions
For the year ended March 31, 2024, the Company recorded share-based payment compensation expense of $3.0 million in administrative and selling expenses on the consolidated statements of net income and contributed deficit on the consolidated statements of financial position (March 31, 2023 - $2.2 million).
Continuity RSUs are as follows:

	March 31, 2024	March 31, 2023

Opening balance	144,682	-

Granted based on achievement of service and performance conditions	457,935	141,203

Dividend equivalents and other adjustments, net of cancellations and forfeitures	4,635	3,479

Ending balance	607,252	144,682

Continuity of PSUs are as follows:

	March 31, 2024	March 31, 2023

Opening balance	178,407	-

Granted based on achievement of service and performance conditions	78,821	164,667

Dividend equivalents and other adjustments, net of cancellations and forfeitures	(25,331)	13,740

Ending balance	231,898	178,407

35.	DIVIDENDS

Record date	Payment date	Total Dividends on Common Stock

July 5, 2023	July 24, 2023	$7.0

August 25, 2023	September 29, 2023	6.9

November 30, 2023	December 29, 2023	6.9

February 29, 2024	March 28, 2024	7.1

		$27.9

During the year ended March 31, 2024, the Company paid ordinary dividends to common shareholders on a quarterly basis at US $0.05 per common share in the aggregate amount of $27.9 million (March 31, 2023 - $30.7 million), recorded as a distribution through retained earnings.

36.	SUBSEQUENT EVENT
On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of US $
350.0 million of 9.125
% Senior Secured Second Lien Notes (the “Notes”) due April 15, 2029. The Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries.

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